Exhibit 99.1

Harvest Natural Resources

Announces Agreement to Sell Interests in Gabon

HOUSTON, December 22, 2016 — Harvest Natural Resource, Inc. (NYSE:HNR) and its wholly owned subsidiary, HNR Energia B.V., have entered into a Sale and Purchase Agreement with BW Energy Gabon Pte. Ltd, a private Singapore company, to sell all of Harvest’s oil and gas interests in Gabon.

Under the terms of the Sale and Purchase Agreement, BW Energy Gabon will acquire HNR Energia’s 100% interest in Harvest Dussafu B.V., which owns a 66.667% interest in the Dussafu production sharing contract covering a 210,000 acre area located in offshore Gabon. BW Energy Gabon will pay HNR Energia $32 million in cash for the interest, subject to certain adjustments. BW Offshore Singapore Pte. Ltd, an affiliate of BW Energy Gabon and BW Offshore Limited, a global provider of floating production services to the oil and gas industry, has guaranteed the obligations of BW Energy Gabon under the Sale and Purchase Agreement.

At the closing of the transaction, $2.5 million of the $32 million purchase price will be deposited in escrow, to be held for up to six months to satisfy any post-closing claims the purchaser may have for any breaches of warranties made by Harvest and HNR Energia under the Sale and Purchase Agreement.

Harvest’s board of directors unanimously determined that the transaction is in the best interests of Harvest’s stockholders and approved the transaction, subject to the approval of Harvest’s stockholders. After giving effect to the transaction, Harvest would cease to have a presence in Gabon. In addition to approval by stockholders representing a majority of outstanding shares of Harvest common stock, the closing of the transaction is subject to, among other things, approval of the government of Gabon. Availability of financing is not a condition to closing the transaction.

Net proceeds of the transaction are expected to be approximately $ 29.7 million, without giving effect to any payments to the purchaser under the escrow arrangements and taking into consideration taxes and transaction-related costs.

Harvest previously announced that it is evaluating a possible dissolution. In light of the signing of the Sale and Purchase Agreement to sell Harvest’s Gabon assets, Harvest’s board has determined that Harvest should move forward with plans for its dissolution, subject to the board’s adoption of a formal plan of dissolution and authorization by Harvest’s stockholders. Under the dissolution, liquidation and winding up process under Delaware law, the proceeds from the Gabon transaction would be combined with other Harvest assets to be distributed to Harvest’s stockholders, subject to certain payments and costs. These costs would include dissolution expenses, taxes and payments related to terminations of employment, as well as funds to establish reserves for the payment of current and possible future liabilities of Harvest.

1177 Enclave Parkway, Suite 300  ●  Houston, Texas 77077  ●  ph: 281.899.5700 fax: 281.899.5700

Tudor, Pickering, Holt & Co. served as financial advisor to the Company

Mayer Brown LLP and Norton Rose Fulbright US LLP acted as legal counsel to the Company.

About Harvest Natural Resources

Harvest Natural Resources, Inc., headquartered in Houston, Texas, is an independent energy company with exploration and exploitation assets in Gabon. For more information visit Harvest’s website at www.harvestnr.com.

CONTACT:

Stephen C. Haynes

Vice President, Chief Financial Officer

(281) 899-5716

Forward Looking Statements

This press release may contain projections and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This information may include expected use of proceeds, possible transactions, future plans and business strategy. All statements other than statements of historical fact may constitute forward-looking statements. Although Harvest believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will be correct. Actual results may differ materially from Harvest’s expectations due to uncertainties and risks outside of Harvest’s control. These risks and uncertainties include, among others, the following: the failure to obtain stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; delay in closing the proposed transaction or the possibility of non-consummation of the transaction; the occurrence of any event that could give rise to termination of the Sale and Purchase Agreement; risks related to the disruption of the proposed transaction to Harvest and its management; the effect of announcement of the proposed transaction on Harvest’s ability to retain and hire key personnel and maintain relationships with its partners, suppliers and other third parties; difficult economic, global and commodity and capital markets conditions; changes in the legal or regulatory environment; uncertainties regarding business opportunities that may or may not be available to Harvest; and other risks, including many of those included in Harvest’s Annual Report on Form 10-K for 2015.

Important Information about the Transaction and Additional Information

Harvest and its directors and officers and BW Energy Gabon and its principals and employees may be deemed to be participants in the solicitation of proxies from Harvest’s stockholders in connection with the proposed transaction. Information about Harvest’s directors and executive officers and their ownership of Harvest stock is set forth in the proxy statement relating to Harvest’s 2016 annual meeting of stockholders, which was filed with the SEC on August 2, 2016. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement relating to the proposed transaction and other relevant materials to be filed with the SEC when they become available, which may be obtained free of charge at the SEC web site at www.sec.gov. Investors should read the proxy statement carefully when it becomes available before making any voting decision because it will contain important information about the proposed transaction.